# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: BBB Foods Inc., CIK 0001978954
CUSIP: G0896C103
Title of class of securities: Class A Common Shares
Address of issuer's principal executive offices: Av. Pdte. Masaryk 8, Polanco V Secc, Miguel Hidalgo, Mexico City, Mexico (O5), 11560
Date of event which requires filing of this statement: 06/06/2026
Filed by CIK 0002123862
Persons authorized to receive notices and communications: Kamal Anthony Hatoum, Av. Pdte. Masaryk 8, Polanco V Secc, Miguel Hidalgo, Mexico City, Mexico (O5), 11560, 14243927437

## Reporting persons
- Bolton Partners Ltd.: type of reporting person: other (OO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 22,680,583; sole dispositive power 0; shared dispositive power 22,680,583; aggregate amount beneficially owned 22,680,583 (17.4% of the class)
- Kamal Anthony Hatoum (CIK 0002123862): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 273,334; shared voting power 22,953,917; sole dispositive power 273,334; shared dispositive power 22,953,917; aggregate amount beneficially owned 22,953,917 (17.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Shares
Name of issuer: BBB Foods Inc.
Address of issuer's principal executive offices: Av. Pdte. Masaryk 8, Polanco V Secc, Miguel Hidalgo, Mexico City, Mexico (O5), 11560
Comment: This Schedule 13D (the "Schedule 13D") relates to the Class A Common Shares ("Class A Shares") of BBB Foods Inc. (the "Issuer"). On August 6, 2026, all Issuer Class C Common Shares ("Class C Shares") shall automatically convert into Class A Shares on a one-for-one basis, and all Issuer Class B Common Shares ("Class B Shares") will become convertible into Class A Shares on a one-for-one basis. As a result, as of June 6, 2026, the Reporting Persons (as defined below) are deemed to beneficially own more than five percent of the outstanding Class A Shares.

## Item 2. Identity and Background
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons". This statement is filed on behalf of:
i. Bolton Partners Ltd., a British Virgin Islands corporation; and
ii. Kamal Anthony Hatoum, a citizen of the United States of America.
The Reporting Persons have entered into an agreement of joint filing, a copy of which is attached hereto as Exhibit 99.1. Kamal Anthony Hatoum is the sole control person of Bolton Partners Ltd.
Residence or business address: The principal business address of Mr. Hatoum is PO Box 3140, Wickams Cay 1, Road Town, Tortola, VG1110, British Vigin Islands. The principal business address of Bolton Partners Ltd. is PO Box 3140, Wickams Cay 1, Road Town, Tortola, VG1110, British Virgin Islands.
Present principal occupation or employment: The principal business of Bolton Partners Ltd. is to serve as a holding vehicle for the securities reported on this Schedule 13D. The principal business of Mr. Hatoum is serving as the Chairman and Chief Executive Officer of the Issuer and as the controlling person of Bolton Partners.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See Item 2(a) above.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information set forth in Items 4 and 5 of this Schedule 13D is hereby incorporated by reference into this Item 3.

Each Reporting Person either purchased or received as compensation (including in the form of grants under the Issuer's equity incentive plans) the Class A Shares beneficially owned by it or him reported in this Schedule 13D, as applicable.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Items 3 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.
The Reporting Persons own the securities reported herein for investment purposes. The Reporting Persons intend to review on a continuing basis their investment in the Issuer and may from time to time increase or decrease their investment in the Issuer depending upon the price and availability of the Issuer's securities, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors.
In his capacity as Chairman and Chief Executive Officer of the Issuer, Mr. Hatoum may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Additionally, as an officer and director of the Issuer, Mr. Hatoum is entitled to receive compensation from the Issuer, including being granted equity awards with respect to Issuer securities from time to time under the terms of the Issuer's equity incentive plans.
Except as described in this Schedule 13D, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in Item 4 of this Schedule 13D, although, the Reporting Person, at any time and from time to time, may review, reconsider and change their position and/or purpose and/or develop such plans and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in Items 2 and 3 are hereby incorporated by reference into this Item 5.
Calculation of the percentage of Class A Shares beneficially owned is based on: (i) 77,938,244 Class A Shares outstanding following the offering described by the Issuer in its Prospectus filed with the Securities and Exchange Commission on May 29, 2026, (ii) 5,210,000 Class B Shares outstanding following the offering described above and the exercise by Bolton Partners Ltd. of its pre-emptive rights in connection with such offering, (iii) 37,414,531 Class C Shares outstanding following the offering described above, and taking into account any Class A Shares to be acquired by the Reporting Persons within sixty days, as applicable. The above takes into account the automatic conversion of the Class C Shares on August 6, 2026 as described above.
The aggregate number and percentage of Class A Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.
As of the date hereof, Bolton Partners Ltd. directly holds 5,210,000 Class B Shares, 12,445,583 Class C Shares, and 5,025,000 options exercisable within sixty days for Class A Shares. As of the date hereof, Mr. Hatoum directly holds 273,334 Class A Shares.
Class A Shares are entitled to one vote per share, while Class B Shares are entitled to 15 votes per share. Class B Shares convert automatically into Class A Shares on a one-for-one basis upon: (i) sale into the public market; (ii) any transfer, whether or not for value (except for certain permitted transfers as described in the Issuer's memorandum and articles of association (the "M&A")); and (iii) at such time as the number of issued and outstanding Class B Shares represents less than 1.0% of the aggregate number of common shares of the Issuer. To the extent not converted earlier, on August 6, 2026, Class B Shares will be convertible into Class A Shares at any time at the holder's option. Class C Shares shall automatically convert into Class A Shares on a one-for-one basis on August 6, 2026. The beneficial ownership figures given above exclude equity awards of the Issuer that do not vest or become exercisable for Class A Shares within 60 days.
As the controlling person of Bolton Partners, Mr. Hatoum may be deemed to beneficially own the Class A Shares beneficially owned by Bolton Partners. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Class A Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such Class A Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained in rows 7 through 10 of each of the cover pages hereto is hereby incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days: Except as set forth in this Schedule 13D and below, none of the Reporting Persons has effected any transaction in Class A Shares in the past 60 days except: (i) on June 1, 2026, Bolton Partners Ltd. sold 150,000 Class C Shares (which were converted into Class A Shares immediately upon their sale) in an underwritten offering at a price of $32.50 per share and (ii) on the same date, Bolton Partners Ltd. exercised its preemptive rights in respect of the issuance of new Class A Shares by the Company in the aforementioned underwritten offering to purchase 10,000 Class B Shares at a price of $32.50 per share.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Shares reported herein as beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Items 3 and 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

MEMORANDUM AND ARTICLES OF ASSOCIATION

Lock-up Provisions

Pursuant to the terms of the M&A, a "Liquidity Lock-Up Period" is in force for a period commenced on the date of expiry of the 180-day initial lock-up period relating to the Issuer's initial public offering and ending 24 months after such date (i.e., August 6, 2026), during which the holders of Class B Shares and Class C Shares may not directly or indirectly offer, sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any Class B Shares or Class C Shares (or grant or enter into any option, warrant, convertible security, hedging arrangement or other transaction relating thereto), except for certain permitted transfers described in the M&A.

Registration Rights
For so long as the Liquidity Lock-up Period is in effect, pursuant to the terms of the Issuer's M&A, holders of the Issuer's Class B Shares and Class C Shares have customary registration rights for the resale of the Class A Shares into which the Class B Shares and Class C Shares held by them are convertible. Class A Shares covered by a registration statement will be eligible for sales in the public market upon the expiration, or their release from the terms of, the lock-up provisions set forth in the M&A.

The foregoing description of the M&A and its terms does not purport to be complete and is qualified in its entirety by reference to such document, which is filed herewith as Exhibit A and is incorporated by reference in its entirety.

Pre-emptive Rights
Pursuant to the terms of the M&A, upon the issuance by the Issuer of any new equity securities (other than certain exempted securities), the holders of Class B Shares are entitled to pre-emptive rights to subscribe for such new securities in such proportions as necessary to maintain their proportional ownership and voting interests in the shares of the Issuer. Any new securities issued to the holders of Class B Shares pursuant to such pre-emptive rights are to be issued in the form of Class B Shares, unless any holder of Class B Shares elects to receive such new securities in the form of the class of securities being issued by the Issuer that gave rise to such right of pre-emption. Any offer of new securities must be made to the holders of Class B Shares at a price and on such other terms and conditions no less favorable than such new securities are proposed to be offered to other persons. Exempted securities not subject to such pre-emptive rights include, among others, equity securities issued pursuant to employee equity plans, equity securities issued as consideration for mergers, acquisitions or similar transactions, equity securities issued in connection with pro rata share dividends or distributions and equity securities issued pursuant to any bona fide shareholder rights plan adopted by the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 - Joint Filing Agreement by and among the Reporting Persons
Exhibit A - Memorandum and Articles of Association of the Issuer (incorporated by reference to Exhibit 1.1 of the Issuer's Annual Report on Form 20-F on April 2, 2026)

## Signatures
- Bolton Partners Ltd.: /s/ Kamal Anthony Hatoum, Kamal Anthony Hatoum (06/17/2026)
- Kamal Anthony Hatoum: /s/ Kamal Anthony Hatoum, Kamal Anthony Hatoum (06/17/2026)